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Exhibit 99.4

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

        In connection with the Annual Report of Alliance Atlantis Communications Inc. (the "Company") on Form 40-F for the year ended December 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, W. Judson Martin, Senior Executive Vice President & Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.
The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.
The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.
October 27, 2004.
By:	/s/ W. JUDSON MARTIN Name: W. Judson Martin Title: Senior Executive Vice President & Chief Financial Officer

40-F119

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  Exhibit 99.4